                                                                    EXHIBIT 12.1

                     AUTOTOTE CORPORATION AND SUBSIDIARIES
                                    EXHIBIT
                  RATIO OF PRO FORMA EARNINGS TO FIXED CHARGES
                       (DOLLARS IN THOUSANDS, UNAUDITED)

                                                                                                                    TWELVE
                                                                                                 SIX MONTHS         MONTHS
                                                                                                   ENDED             ENDED
                                                    YEARS ENDED OCTOBER 31,                      APRIL 30,         APRIL 30,
                                      ---------------------------------------------------    ------------------    ---------
                                       1992       1993       1994       1995       1996       1996       1997        1997
                                      -------    -------    -------    -------    -------    -------    -------    ---------
Pro forma earnings before income
  taxes and extraordinary item.....   $ 5,689      8,664    (21,478)   (48,192)   (31,674)   (13,931)   (10,966)    (28,709)
Fixed Charges:
Pro forma interest and  1/3 of rent
  expense..........................     6,527      3,566      6,926     16,558     17,464      8,609      8,110      16,966
                                      -------    -------    -------    -------    -------    -------    -------    ---------
Pro forma earnings before income
  taxes, extraordinary item & Fixed
  Charges..........................    12,216     12,230    (14,552)   (31,634)   (14,210)    (5,322)    (2,856)    (11,743)
Pro forma earnings before income
  taxes, extraordinary item and
  Fixed Charges to Fixed Charges...      1.87       3.43      --         --         --         --         --          --
Fixed Charges in excess of pro
  forma earnings before income
  taxes, extraordinary item and
  fixed charges....................                          21,478     48,192     31,674     13,931     10,966      28,709

For the purpose of determining the pro forma ratio of earnings to fixed charges, "earnings" consist of pro forma earnings (loss) before income tax expense (benefit) and extraordinary item, plus fixed charges. "Fixed charges" consist of pro forma interest expense, including amortization of deferred financing costs, plus one-third of rental expense (this portion is considered to be representative of the interest factor). Pro forma interest expense reflects an adjustment, in applicable years, to give effect to the application of the net proceeds from the sales of CBS and Tele Control and to give effect to the net proceeds from the issuance of the Old Notes. No funds were deemed borrowed under the New Credit Agreement. Earnings were insufficient to cover fixed charges on a pro forma basis for the fiscal years ended October 31, 1994, 1995 and 1996 and for the six months ended April 30, 1996 and 1997 and for the twelve months ended April 30, 1997 in the amounts of $21,478, $48,192, $31,674, $13,931, $10,966 and
$28,709, respectively.